News Release
B2Gold Notice of 2018 Annual General and Special Meeting of Shareholders

Vancouver, June 7, 2018 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) will host its Annual General and Special Meeting of Shareholders on Friday, June 8, 2018, at 2:00pm PDT/5:00pm EDT.

Following the adjournment of the Annual General and Special Meeting, Clive Johnson, President & CEO, and other B2Gold Senior Executives and Managers will provide a review of 2017 and a general Corporate update.

The Annual General and Special Meeting will be held at the Fairmont Pacific Rim (Star Sapphire Ballroom), 1038 Canada Place, Vancouver, British Columbia.

B2Gold will also be broadcasting the Annual General and Special Meeting. If you are unable to attend in person, you may access the event by dialing the operator, prior to the scheduled start time, at +1 416-764-8688 (local – Toronto), +1 778-383-7413 (local – Vancouver) or +1 888-390-0546 (toll free – North America). You may also listen to the event via webcast: http://www.investorcalendar.com/event/33495.

A playback version of the Annual General and Special Meeting will be available for two weeks after the event by dialing +1 416-764-8677 (local) or +1 888-390-0541 (toll free – North America). The playback passcode is 582847 #.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines, and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

With the large, low-cost Fekola Mine now in production, B2Gold is well positioned in achieving transformational growth. In 2018, with the planned first full year of production from the Fekola Mine, consolidated gold production is forecast to be between 910,000 and 950,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces for the Company in 2018 versus 2017.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President & Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com